UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 54439/September 14, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12380

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In the Matter of   :
                                                          :
DIGITAL TRANSMISSION SYSTEMS, INC.,   :   ORDER MAKING FINDINGS
MICROBEST, INC.,   :   AND REVOKING REGISTRATIONS
MIDWAY AIRLINES CORP.,   :   BY DEFAULT AGAINST FOUR
NEOMETRIX TECHNOLOGY   :   RESPONDENTS
    GROUP, INC., and   :
WESTERN PACIFIC AIRLINES, INC.   :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on July 26, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Respondents Digital Transmission Systems, Inc. (Digital Transmission), Microbest, Inc. (Microbest), Midway Airlines Corp. (Midway), and Western Pacific Airlines, Inc. (Western Pacific), were each served with the OIP no later than August 2, 2006. See 17 C.F.R. § 201.141(a)(2)(ii). Answers to the OIP were due ten days later. See OIP at 3; 17 C.F.R. § 201.220(b). To date, none of these four Respondents have filed Answers to the OIP and none appeared at a prehearing conference held on August 21, 2006. [1]

        The Division of Enforcement (Division) filed a motion for default on August 8, 2006, against these four Respondents for failing to file Answers to the OIP. On August 23, 2006, following the prehearing conference, the Division renewed its motion. On August 25, 2006, I issued an order for each to show cause by September 11, 2006, why it should not be held in default and why it should not have the registration of its securities revoked. To date, none of these Respondents have responded to my show cause order.

        Digital Transmission, Microbest, Midway, and Western Pacific are in default for failing to file Answers during the time permitted, appear at a prehearing conference, or otherwise defend the proceeding against them. 17 C.F.R. §§ 201.155(a), .220(f). Accordingly, the following allegations are deemed to be true as to these four Respondents.

        Digital Transmission (CIK No. 1005179) is a void Delaware corporation located in Duluth, Georgia, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Digital Transmission is delinquent in its periodic filings with the

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[1] A hearing is currently scheduled for October 26, 2006, in Tampa, Florida, as to Respondent Neometrix Technology Group, Inc. See Order of August 30, 2006.

Commission, having not filed a periodic report since it filed a Form 10-Q for the period ended March 31, 2002, which reported that the company had a loss from continuing operations of over $1.1 million for the previous nine months. As of June 2, 2006, the company's common stock (symbol: DTSX) was quoted on the over-the-counter stock-quotation system operated by Pink Sheets LLC (Pink Sheets), had five market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Microbest (CIK No. 1098560) is an inactive Minnesota corporation located in West Palm Beach, Florida, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Microbest is delinquent in its periodic filings with the Commission, having not filed a periodic report since it filed a Form 10-QSB for the period ended September 30, 2002, which reported that the company had a net loss of $2.4 million for the previous thirty-three months, and had not generated sufficient revenues to cover its expenses since its inception. As of June 2, 2006, the company's common stock (symbol: MBST) was quoted on the Pink Sheets, had five market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Midway (CIK No. 946323) is a void Delaware corporation located in Morrisville, North Carolina, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Midway is delinquent in its periodic filings with the Commission, having not filed a periodic report since it filed a Form 10-Q for the period ended June 30, 2001, which reported that the company had a net loss of $7 million for the previous 3 months. On August 13, 2001, Midway filed a Chapter 11 bankruptcy petition in the U.S. Bankruptcy Court for the Eastern District of North Carolina, which was converted to a Chapter 7 proceeding on October 30, 2003, and has now been terminated. As of June 2, 2006, the company's common stock (symbol: MDWYQ) was traded on the over-the-counter markets.

Western Pacific (CIK No. 930239) is a forfeited Delaware corporation located in Colorado Springs, Colorado, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Western Pacific is delinquent in its periodic filings with the Commission, having not filed a periodic report since it filed a Form 10-Q for the period ending September 30, 1997, which reported a net loss of $35 million for the previous six months. The company filed a Chapter 11 bankruptcy petition on October 5, 1997, that was converted to a Chapter 7 proceeding on July 6, 1998. As of June 2, 2006, the company's common stock (symbol: WPACQ) was quoted on the Pink Sheets, had three market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Each of these Respondents is delinquent in its periodic filings with the Commission. Each has repeatedly failed to meet its obligations to file timely periodic reports, and failed, in whole or in part, to heed delinquency letters sent to it by the Commission's Division of Corporation Finance requesting compliance with the company's periodic filing obligations or, through the company's failure to maintain a valid address on file with the Commission, did not receive such letters.

Exchange Act Section 13(a) and the rules thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports on Forms 10-K or 10-KSB, and Exchange Rule 13a-13 requires issuers to file quarterly reports on Forms 10-Q or 10-QSB. As a result of the foregoing, each Respondent failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

In view of the above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Digital Transmission, Microbest, Midway, and Western Pacific.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Digital Transmission Systems, Inc., Microbest, Inc., Midway Airlines Corp., and Western Pacific Airlines, Inc., are hereby REVOKED.

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Lillian A. McEwen
Administrative Law Judge